UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Landmark Infrastructure Partners LP

(Name of Issuer)

Common Units, representing limited partner interests

(Title of Class of Securities)

51508J108

(CUSIP Number)

Verde Investments, Inc.

100 Crescent Court, Suite 1100

Dallas, Texas 75201

(469) 564-4800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 25, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 51508J108

1.	Names of Reporting Persons Verde Investments, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Arizona

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,342,479
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,342,479
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,342,479
12.	Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.27%
14.	Type of Reporting Person (See Instructions) CO

Explanatory Note

This Amendment No. 3 (“Amendment No. 3”) to the statement on Schedule 13D amends and supplements the statement on Schedule 13D with respect to Landmark Infrastructure Partners LP (the “Issuer”) filed by Verde Investments, Inc., an Arizona corporation (the “Reporting Person”), on May 19, 2021 (the “Original Schedule 13D”), Amendment No. 1 to the statement on Schedule 13D with respect to the Issuer filed by the Reporting Person on June 24, 2021 (“Amendment No. 1”), Amendment No. 2 to the statement on Schedule 13D with respect to the Issuer filed by the Reporting Person on July 16, 2021 (“Amendment No. 2” and together with the Original Schedule 13D, Amendment No. 1 and this Amendment No. 3, the “Schedule 13D”).

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)

Verde may be deemed to beneficially own, in the aggregate, 1,342,479 common units, representing approximately 5.27% of the Issuer’s outstanding common units (based upon the 25,488,992 common units stated to be outstanding as of July 29, 2021 by the Issuer in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 4, 2021).

(b)

Verde has sole voting power and sole dispositive power with regard to 1,342,479 common units. Mr. Garcia may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) such common units. Mr. Garcia disclaims beneficial ownership of such Shares for all other purposes.

The responses of Verde to rows (7) through (11) of the cover pages of this Amendment No. 3 are incorporated herein by reference.

(c)

The following table sets forth all transactions with respect to common units effected during the past sixty (60) days by Verde, as of 4:30 pm EST on August 26, 2021. All such transactions were sales of common units effected in the open market.

Transaction Date	Price Per Share(1)	Price Per Share Range	Number of Shares
August 23, 2021	$16.2442	$16.20 - $16.28	40,600
August 24, 2021	$16.2030	$16.20 - $16.22	2,000
August 25, 2021	$16.2019	$16.20 - $16.27	518,315
August 26, 2021	$16.2280	$16.20 - $16.25	189,813

(1)    The prices shown are weighted average sale prices for shares sold in multiple transactions. The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in this footnote.

(d)

Except as described herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this statement.

(e)

Not applicable.

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in the Statement is true, complete and correct.

Date: August 26, 2021

Verde Investments, Inc.

By:	/s/ Ernest C. Garcia II
Ernest C. Garcia II
President